MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

December 10, 2012

VIA EDGAR

Ms. Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust (“Registrant”) (File No. 333-160918 and File No. 811-22321) Post-Effective Amendment No. 32 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. Cole:

I am writing in response to comments you provided to me on November 11, 2012, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“SEC”) on September 28, 2012, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register Investor Class, Class A, Class C, Class I and Class R2 shares of MainStay Short Duration High Yield Fund (“Fund”), a new series of the Registrant. On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1: Include the 1% contingent deferred sales charge referred to in Footnote 1 in the “Fees and Expenses” table.

Response: The 1% contingent deferred sales charge is only imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge. In this regard, the Registrant believes that including this charge in the “Fees and Expenses” table would be misleading to shareholders. For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 2: In the first paragraph of the “Principal Investment Strategies” section, with respect to the last sentence of the first paragraph that states “[t]he Fund will generally seek to maintain a weighted average duration of three years or less, although the Fund may invest in instruments of any duration or maturity,” please consider replacing the term “generally” in the sentence with “under normal market conditions.”

Response: The Registrant believes that the disclosure concerning the Fund’s duration strategy meets the requirements of Item 4(a) of Form N-1A. Item 4(a) requires that a fund, “[b]ased on the information given in response to Item 9(b), summarize how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Registrant believes that the Fund’s disclosure that it will “generally” seek to maintain a weighted average duration of three years or less, although the Fund may invest in instruments of any duration or maturity, meets the requirements of Form N-1A. For this reason, the Registrant respectfully declines to make the proposed change.

Comment 3: In the first paragraph of the “Principal Investment Strategies” section, please consider explaining the difference between “duration” versus “maturity.”

Response: The Registrant will revise the disclosure consistent with this comment as follows:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

Comment 4: In the “Principal Risk” section, the “Liquidity and Valuation Risk” states that “[s]ecurities purchased by the Fund that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions.” Pursuant to SEC guidance, open-end investment companies should not hold more than 15% of their assets in illiquid securities.1 Please explain supplementally how the Fund will monitor the 15% limitation.

Response: In accord with the SEC staff guidance, the Fund may invest in illiquid securities if such purchases at the time thereof would not cause more than 15% of the value of the Fund’s net assets to be invested in all such illiquid or not readily marketable securities. In this regard, the Fund has adopted compliance policies and procedures pursuant to Rule 38a-1 under the Investment Company Act of 1940, as amended, which govern the monitoring of the 15% limitation. The 15% limitation is measured at the time of investment, and the Fund is not required to sell securities if they become illiquid. The 15% limitation is monitored by the compliance area of New York Life Investment Management LLC, the Fund’s investment manager, on a daily basis.

Comment 5: Please add the risks of floating rate loans and equity securities as principal risks of the Fund.

Response: The Registrant will revise the disclosure consistent with this comment.

Comment 6: Please consider distinguishing principal versus non-principal investment strategies.

[1]	See Guide 4 to Form N-1A.

Response: The Registrant has considered whether it would be more effective to make any modifications to this section in response to this comment, taking into account General Instruction C.1(a) to Form N-1A, which states that “[a] Fund should use document design techniques that promote effective communication.” However, the Registrant has concluded that the organization of the disclosure in this section most effectively and efficiently communicates the information presented. Moreover, on or about February 28, 2013, it is anticipated that the Fund’s disclosure will be included in a statutory prospectus with a group of MainStay Funds known as the “MainStay Income and Blended Funds.” Because that prospectus will include disclosure concerning several funds, certain strategies and risks may be considered non-principal for some funds, but not for others depending on the fund. In this regard, the prospectus will disclose that “[s]ome of the Funds may use the investments/strategies discussed below more than other Funds.” For these reasons, the Registrant respectfully declines to make the proposed change.

*   *   *

The Registrant believes that the foregoing responses, together with changes being made to the prospectus, adequately address all of your comments. If you have any questions regarding this response or require additional information, please do not hesitate to contact me at (973) 394-4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

cc:	J. Kevin Gao Sander M. Bieber